HAND & HAND, a professional corporation

24351 Pasto Road #B

Dana Point, California 92629

(949) 489-2400

(949) 489-0034

February 18, 2009

Terence O'Brien

Branch Chief

Securities & Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:

New Millennium Products -

File No. 333-152678

Dear Mr. O'Brien:

On behalf of New Millennium Products, I respond to your letter of December 30, 2009. The Registrant will comply by filing the requested 8-K concurrently with this letter and will comply with your letter for its Form 10-K for the year ended March 31, 2010. In addition, as soon as a successor auditor is found, a Form 8-K will be filed to report.

Very truly yours,

/s/ Jehu Hand

Jehu Hand

JH:kp